Exhibit 99.1

Autohome Inc. Announces Appointment of New Director

BEIJING, May 31, 2016 – Autohome Inc. (NYSE: ATHM)(“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that it has received a letter of notice from its shareholder, Telstra Holdings Pty Limited (“Telstra”), that pursuant to Article 87(1) of the Company’s Fourth Amended Memorandum and Articles of Association, Telstra has appointed Mr. Ajinkya Mukhopadhyay as a new director on the board of directors of the Company (the “Board”). The appointment was effective as of May 13, 2016 and resulted in an increase in the size of the Board to eleven (11) directors.

Mr. Mukhopadhyay brings a wealth of experience to the Board. Mr. Mukhopadhyay joined Telstra Corporation as general manager, mergers and acquisitions, in July 2013, prior to which he had a career at UBS AG spanning thirteen years. Mr. Mukhopadhyay was an executive director in the Investment Banking and Equity Capital Markets divisions and worked in a number of different roles focusing on telecom, media and technology companies in the Asia Pacific region. Mr. Mukhopadhyay received an A.B. degree in economics and computer science from Dartmouth College.

Ms. Cynthia Whelan, Chairwoman of Autohome’s Board of Directors, stated: “We would like to welcome Mr. Mukhopadhyay to our Board. We are confident that his diverse perspectives and experiences will be a great asset to the Board and the Company.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall”, a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking statements” pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and changes in circumstances that are difficult to predict. Autohome cautions you therefore against relying on any of these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com